UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 3, 2025

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On January 31, 2025 a Consolidated Amendment Agreement, between Medesol Global, Inc., a Nevada State Corporation (“MedeSol”), and Breakthrough Chemistry, Inc. aka Megola, Inc., a Nevada State Corporation (“BC”), collectively, the “Parties,” agree to the following amendments to the business relationships.

Amendment of Existing License Agreement

The Definitive Contract for Exclusive License/Manufacturing of MedeSol Global Inc Product Lines, dated February 3, 2023, and amended October 20, 2023, is superseded by the below terms to become a Non-Exclusive License and Manufacturing Rights Agreement.

Amendment of SiO2 related Agreements

The license agreement between MedeSol and BC for the SiO2 products, dated August 8, 2022 and amended on October 20, 2023 is superseded by the Accelerated Closing Of Asset Purchase Agreement and Termination Of Consulting Agreement dated August 9, 2024. Bruce Johnston, (CEO of SiO2) retains the 5,000 shares of BC Series D Preferred stock he currently holds, MedeSol will return 20,000 shares of BC Series D Preferred stock, BC retains all SiO2 inventory held at Dimachem, and MedeSol hereby assigns the referenced SiO2 Intellectual Property to BC. The Parties acknowledge that SiO2 and BC signed an agreement August 13, 2024, Royalty Agreement and Conditional License for Additional (SIO2) Formulations and are currently in negotiations to purchase all remaining SiO2 product lines.

Licensed Intellectual Property

MedeSol will return the 25,000 Series D Preferred shares granted as consideration for the originally granted exclusive rights, and grants BC non-exclusive license and manufacturing rights to the following technology (the “Licensed Intellectual Property”):

•        U.S. Non-provisional Patent Application Serial Number 18/316,512

•        Chinese Patent Application No. 202310547513.3

•        Indonesia Patent Application No. P00202304155

•        India Patent Application No. 202314033024

•        U.S. Provisional Patent Application Serial Number 63/663,699

Blends

MedeSol will provide BC with the following formulations, including BOMs and manufacturing protocol (the “Blends”)

•         Treated Zeolite

•         Treated SAP

•         Aqueous Odor Control Formula (aka OdorSol Cleaner Deodorizer)

•         Oil-Based Deodorization Formula

BOMs and protocols will be delivered to BC CEO within five (5) business days of executing this amendment.

Royalties

A royalty equal to 20% of the Manufacturing Cost of the Blends (materials + labor + blending fees), determined based on manufactured volume of the Blends, shall be paid semi-annually no later than the last day of the month following the end of each semi-annual period.

Inventory and Continuity of Supply

BC will transfer ownership to MedeSol 50% of the inventory held at Wesmar Company at the Lynnwood, WA and Seattle, WA locations (book value of $71,665.49 as of 9/30/24). The parties will be responsible for the storage fees for their portion of said inventories. Upon receipt of the inventory (within five (5) business days of the Effective Date of this Agreement), Jeffrey Williams will forgive the $25,000 convertible note with Megola plus accrued interest.

MedeSol Payable from BC	MedeSol will forgive the balance of the outstanding payable $40,330 balance as of 9/30/24 that is currently on current BC balance sheets.

Current BC Customers	BC will assign the existing agreements and customer relationships for Jeterex, LLC and Pure Turf Solutions LLC to MedeSol. Winner Medical Co. Ltd. will remain a customer of BC.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.

(Exact name of issuer as specified in its charter)

Date: February 3, 2025	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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